Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Agrify Corporation and Subsidiaries on Form S-1 Amendment No. 1 of our report dated November 27, 2023, which includes an explanatory paragraph as to Agrify Corporation and Subsidiaries ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Agrify Corporation and Subsidiaries as of December 31, 2022 and 2021 and for the two years in the period ended December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

February 7, 2024